Participant Acknowledgement

Re:	Harvard Illinois Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A filed March 13, 2014

Filed by Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P.,

Stilwell Partners, L.P., Stilwell Value, LLC, Joseph Stilwell

SEC File No. 0-53935

In connection with the above-captioned proxy statement, I hereby acknowledge that:

- I am responsible for the adequacy and accuracy of the disclosure in the filing;

- SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- I may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joseph Stilwell
Joseph Stilwell on behalf of himself and the Stilwell entities listed above

Dated: March 21, 2014